Macquarie Infrastructure Holdings, LLC

125 West 55th Street

New York, NY 10019

April 1, 2021

VIA EDGAR

Division of Corporation Finance

Office of Telecommunications

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Macquarie Infrastructure Holdings, LLC
Amendment No. 1 to Registration Statement on Form S-4
Filed on March 30, 2021
Registration No. 333-253193

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, Macquarie Infrastructure Holdings, LLC hereby respectfully requests that the effective date of the above-captioned Registration Statement on Form S-4, as amended (the “Registration Statement”) be accelerated to, and that the Registration Statement be declared effective at, 9:00 a.m., prevailing Eastern Time, on April 5, 2021, or as soon as practicable thereafter.

Please contact Morton Pierce (morton.pierce@whitecase.com / telephone: (212) 819 7900) or Michelle B. Rutta (michelle.rutta@whitecase.com / telephone: (212) 819 7864) of White & Case LLP with any questions and please notify one or more of them when this request for acceleration has been granted.

[Signature Page Follows]

Sincerely,

Macquarie Infrastructure Holdings, LLC

By:	/s/ Christopher Frost
Name:	Christopher Frost
Title:	Chief Executive Officer

cc:	Michael Kernan (Macquarie Infrastructure Holdings, LLC)

Morton A. Pierce
Michelle B. Rutta
(White & Case LLP)